Exhibit 99.1

PRESS RELEASE

Hydrogenics Reports Fourth Quarter and Full Year 2009 Results

Mississauga, Ontario. March 26, 2010 — Hydrogenics Corporation (NASDAQ: HYGSD; TSX: HYG) (“Hydrogenics” or the “Company”), a leading developer and manufacturer of hydrogen generation and fuel cell products, today reported fourth quarter and 2009 results. Results are reported in U.S. dollars and are prepared in accordance with Canadian generally accepted accounting principles.

Highlights

•                 Completed transaction with the trustees of Algonquin Power Income Fund, generating gross proceeds of $10.4 million prior to transaction costs.

•                 Subsequent to year-end, completed a $5.0 million registered direct equity offering with two institutional investors.

•                 Revenues were $4.2 million and $18.8 million for the three and twelve months ended December 31, 2009 (versus $8.9 million and $39.3 million for the three and twelve months ended December 31, 2008), reflecting longer order delivery times and lower order intake in the Company’s OnSite Generation business unit, partially offset by higher revenues in the Power Systems business unit.

•                 Gross margin was 16% and 20% for the three and twelve months ended December 31, 2009 (versus 29% and 20% for the three and twelve months ended December 31, 2008) largely due to lower overhead absorption.

•                 Net profit was $6.1 million and negative $9.4 million for the three months and twelve months ended December 31, 2009 (versus a net loss of $2.0 million and $14.3 million for the three and twelve months ended December 31, 2008), largely due to a $10.4 million gain in the fourth quarter of 2009 in connection with the transaction with the trustees of Algonquin Power Income Fund.

•                 Cash and cash equivalents, restricted cash and short-term investments were $11.0 million as of December 31, 2009, a $3.7 million sequential quarterly increase from the third quarter of 2009, reflecting proceeds of $10.4 million from the transaction with the trustees of Algonquin Power Income Fund, before transaction costs, partially offset by: (i) a $4.0 million EBITDA loss; (ii) $0.6 million of capital expenditures; and (iii) a $2.2 million decrease in non-cash working capital.

•                 Order backlog as of December 31, 2009 was $19.7 million, the substantial majority of which, based on customer requirement, is anticipated to be delivered and recognized as revenue in 2010.

“As expected, the fourth quarter of 2009 saw an increase in both our revenue and backlog, as the Company continued to see a renewal in our traditional end markets,” said Daryl Wilson, President and Chief Executive Officer.  “We have also been pleased by many recently announced developments including our partnership with Rosetti Marino and our work with the Canadian Space Agency.  Even as some projects have taken longer to announce than we anticipated, our bidding activity remains robust, and we are pursuing RFPs worth, in aggregate, over $100 million.  These projects include large scale renewable energy storage systems and new fuel cell power module applications.  While we cannot always determine the timing of such opportunities, we remain optimistic about the outlook for 2010.”

Results for the fourth quarter of 2009 compared to the fourth quarter of 2008

Revenues decreased $4.6 million, or 52%, reflecting a $6.0 million decrease in revenues in our OnSite Generation business unit as a result of delayed project deliveries and timing of customer payments, partially offset by a $1.4 million increase in Power Systems revenues.

Gross profit, expressed as a percentage of revenues, was 16% (29% in the fourth quarter of 2008) reflecting lower revenues in our OnSite Generation business unit translating into lower overhead absorption, partially offset by higher gross margins in our Power Systems business unit as a result of product mix.

Cash operating costs, a non-GAAP measure, defined as selling, general and administrative expenses, and research and product development expenses, net, less stock-based compensation expense, were $4.6 million, a 4% increase from $4.4 million in the fourth quarter of 2008.  Cash operating costs for the fourth quarter of 2009 include: (i) $0.4 million of severance and business streamlining related expenses; (ii) $0.3 million of expenses in connection with the Algonquin Power Income Fund transaction; and (iii) $0.2 million of costs associated with the preparation of our base shelf prospectus.

Net profit was $6.1 million for the three months ended December 31, 2009 compared to a net loss of $2.0 million in the fourth quarter of 2008 largely due to recording a gain of $10.4 million in connection with the transaction with Algonquin Power Income Fund completed on October 27, 2009.

Results for the year ended December 31, 2009 compared to the year ended December 31, 2008

Revenues, exclusive of our Test Systems business unit, decreased $18.0 million or 49%, reflecting an $18.9 million decrease in revenues in our OnSite Generation business unit due to lower order intake and longer delivery times as a result of weaker economic conditions and timing of customer payments, which adversely affected our ability to deliver product and recognize revenues.

Gross profit, expressed as a percentage of revenues, was 20%, consistent with 2008.

Cash operating costs were $21.8 million, a 1% increase from $21.6 million in 2008.  Cash operating costs for the year ended December 31, 2009 include: (i) $3.3 million of expenses associated with our transaction with the trustees of Algonquin Power Income Fund; (ii) $1.0 million of costs related to business streamlining initiatives; (iii) $0.5 million of costs associated with deferred compensation arrangements indexed to our share price; and (iv) $0.6 million of costs attributable to our Test Systems business unit.

Net loss was $9.4 million for the year ended December 31, 2009, a decrease of $4.8 million or 33% from $14.3 million in 2008. Prior to reflecting the $10.4 million gain reported on the transaction with the trustees of Algonquin Power Income Fund, net loss was $19.7 million.

Liquidity

Cash and cash equivalents, restricted cash and short-term investments were $11.0 million as of December 31, 2009, a $3.7 million sequential quarterly increase from the third quarter of 2009 reflecting gross proceeds of $10.4 million from our transaction with Algonquin Power Income Fund, net of transaction costs, partially offset by: (i) a $4.0 million EBITDA loss; (ii) $0.6 million of capital expenditures; and (iii) a $2.1 million decrease in non-cash working capital.

Order backlog

Order backlog as of December 31, 2009 was $19.7 million, as follows (in $ millions):

	Sept. 30, 2009 Backlog	Orders Received	Orders Delivered	Dec. 31, 2009 Backlog

OnSite Generation	$14.8	$3.7	$2.1	$16.4
Power Systems	4.3	1.1	2.1	3.3
Total	$19.1	$4.8	$4.2	$19.7

Conference Call Details

Hydrogenics will host a conference call at 10:00 a.m. Eastern today, March 26, 2010 to review the fourth quarter and year ended December 31, 2009 results.  During the call, Daryl Wilson, President and Chief Executive Officer, and Lawrence Davis, Chief Financial Officer, will review the company’s financial results.  The telephone number for the conference call is 877-307-1373 or, for international callers, 678-224-7873. A live webcast of the call will also be available on the company’s website, www.hydrogenics.com.

The webcast will be archived on the site, and investors will be able to access an encore recording of the conference call for one week by calling 706-645-9291, conference ID #58880253. The encore recording will be available two hours after the conference call has concluded.

Hydrogenics has filed its annual report on Form 20-F with the U.S. Securities and Exchange Commission and with the Canadian securities regulatory authorities. Copies of the annual report on Form 20-F may be obtained at the U.S. Securities and Exchange Commission’s website, www.sec.gov, at the Canadian Securities Administrators’ website, www.sedar.com or on the company’s website, www.hydrogenics.com. Shareholders may receive a hard copy of the annual report on Form 20-F free of charge by contacting Hydrogenics.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements within the meaning of the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a sustained or broad economic recession, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; inability to obtain shareholder approval to allow an adjustment to the exercise price of our series B warrants; unfavourable outcome of our litigation with Alpha Capital Anstalt; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our identifiable intangible assets and goodwill; failure of a significant market to develop our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet the listing requirements of Nasdaq; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Company Contact:

Lawrence Davis, Chief Financial Officer

Hydrogenics Corporation

(905) 361-3633

investors@hydrogenics.com

Investor Relations Contact:

Chris Witty

(646) 438-9385

cwitty@darrowir.com

Hydrogenics Corporation

Consolidated Balance Sheets

(in thousands of US dollars)

	December 31 2009	December 31 2008

Assets

Current assets
Cash and cash equivalents	$9,159	$21,601
Restricted cash	1,603	1,130
Accounts receivable	3,685	3,974
Grants receivable	490	505
Inventories	11,746	10,101
Prepaid expenses	1,270	1,161
	27,953	38,472

Restricted cash	240	—
Property, plant and equipment	3,169	4,082
Goodwill	5,446	5,025
	$36,808	$47,579

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$14,782	$17,298
Unearned revenue	4,546	4,785
	19,328	22,083

Deferred research and development grants	—	13
	19,328	22,096

Shareholders’ Equity
Common shares	307,038	307,000
Contributed surplus	16,713	16,300
Deficit	(300,795)	(291,420)
Accumulated other comprehensive loss	(5,446)	(6,397)
Total deficit and accumulated other comprehensive loss	(306,271)	(297,817)
	17,480	25,483
	$36,808	$47,579

Hydrogenics Corporation

Consolidated Statements of Operations

(in thousands of US dollars, except for share and per share amounts)

(unaudited)

	Three months ended December 31		Twelve months ended December 31
	2009	2008	2009	2008

Revenues	$4,207	$8,855	$18,841	$39,340

Cost of revenues	3,542	6,287	15,113	31,446
	665	2,568	3,728	7,894
Operating expenses
Selling, general and administrative	4,003	2,831	16,995	15,022
Research and product development	720	1,741	5,219	7,296
Impairment of property, plant and equipment	317	—	317	—
Amortization of property, plant and equipment	241	155	984	855
Amortization of intangible assets	—	61	—	249
	5,281	4,788	23,515	23,422
Loss from operations	(4,616)	(2,220)	(19,787)	(15,528)

Other income (expenses)
Sale of asset	—	44	—	44
Provincial capital tax	(1)	—	(154)	170
Interest	84	151	169	923
Loss on disposal of assets	(14)	—	(14)	—
Foreign currency gains	230	71	40	188
	299	266	41	1,325

Loss before income taxes	(4,317)	(1,954)	(19,746)	(14,203)
Current income tax (recovery)	(10,388)	(4)	(10,371)	116
Net profit (loss) for the period	$6,071	$(1,950)	$(9,375)	$(14,319)

Net profit (loss) per share
Basic and diluted	$1.64	$(0.53)	$(2.54)	$(3.89)

Weighted average number of common shares outstanding	3,699,795	3,696,227	3,697,740	3,683,226

Hydrogenics Corporation

Consolidated Statements of Cash Flows

(in thousands of US dollars)

(unaudited)

	Three months ended December 31		Twelve months ended December 31
	2009	2008	2009	2008

Cash and cash equivalents provided by (used in)
Operating activities
Net profit (loss) for the period	$6,071	$(1,950)	$(9,375)	$(14,319)
Items not affecting cash
Amortization of property, plant and equipment	583	406	1,326	1,106
Amortization of intangible assets	—	61	—	249
Gain on sale of assets	—	(44)	—	(44)
Loss on disposal of assets	14	—	14	—
Impairment of capital assets	317	—	317	—
Unrealized foreign exchange losses (gains)	(420)	594	(148)	695
Stock-based compensation expense	92	127	413	694
Net change in non-cash working capital	(2,414)	882	(3,632)	4,817
	(4,243)	76	(11,085)	(6,802)

Investing activities
Decrease in short-term investments	—	—	—	15,032
Decrease (increase) in restricted cash	(289)	4,233	(713)	(1,130)
Proceeds from sale of assets	—	44	—	44
Purchase of property, plant and equipment	(596)	(555)	(752)	(885)
	(885)	3,722	(1,465)	13,061

Financing activities
Repayment of long-term debt	—	—	—	(11)
Deferred research and development grants	—	(96)	70	(235)
Common shares issued, net of issuance costs	23	—	38	128
	23	(96)	108	(118)

Increase (decrease) in cash and cash equivalents during the period	3,381	3,702	(12,442)	6,141

Cash and cash equivalents – Beginning of period	5,778	17,899	21,601	15,460
Cash and cash equivalents – End of period	$9,159	$21,601	$9,159	$21,601